Exhibit 99.8

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ANGION BIOMEDICA CORP.

Angion Biomedica Corp. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

FIRST: That the name of the Corporation is Angion Biomedica Corp. The date of the filing of its original Certificate of Incorporation with the Secretary of State of Delaware was April 6, 1998.

SECOND: That the Board of Directors of the Corporation duly adopted resolutions approving the following amendment of the Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and providing for such consideration of such amendment at the Corporation’s special meeting of the stockholders in lieu of an annual meeting.

THIRD: On     , 2023 the Corporation’s special meeting of the stockholders in lieu of an annual meeting was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware (“DGCL”), at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH: Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 310,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 300,000,000, having a par value of $0.01 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 10,000,000, having a par value of $0.01 per share. Effective at _________ Eastern Time on _________ (the “Effective Time”) pursuant to Section 242 of the DGCL, each _________ (________) shares of the Corporation’s Common Stock, par value of $0.01 per share, issued and outstanding immediately prior to the Effective Time shall automatically without further action on the part of the Corporation or any holder of such Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of Common Stock, par value of $0.01 per share, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares shall be issued as a result of the reverse stock split. Instead, any stockholder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split shall be entitled to receive a cash payment equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price of a share of Common Stock on the last trading day immediately prior to the date on which the Effective Time occurs. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this     day of    , 2023.

ANGION BIOMEDICA CORP.

By:
Jay R. Venkatesan
President and Chief Executive Officer